April 9, 2019

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


               Re:    Smart Trust 433
                      File Nos. 333-230260 and 811-21429

Dear Mr. Anderson:

        On March 14, 2019, you filed a registration statement on Form S-6 for Smart Trust 433
(60/40 Quality Allocation Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the amendment to the registration statement, and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page numbers from the amendment to the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the amendment.

PROSPECTUS (PART A)

Investment Summary -- Principal Investment Strategy (Pages A-3   A-4)

1. The first sentence of the second paragraph on page A-3 states that the Trust seeks to invest approximately 60% of the portfolio in equity securities of operating companies. Please disclose the range of market capitalizations within which the Sponsor will select issuers for the Trust and, in the Principal Risk Considerations section, any corresponding risks of such market capitalizations. The second sentence of the second paragraph on page A-3 states that the Trust also seeks to invest in ETFs that invest primarily in fixed income securities. Please disclose any credit quality or maturity policy that the Sponsor will use to select these ETFs and, in the Principal Risk Considerations section, any corresponding risks of such credit quality and maturity policies.

2. Please disclose that, since the Trust is not actively managed, the 60%/40% allocation may change due to market appreciation or depreciation.

3. If the Trust will concentrate its investments in any industry, please identify such industries and disclose the corresponding risks of such industries in the Principal Risk Considerations section.
 Scott R. Anderson, Esq.
April 9, 2019
Page 2

4. The second sentence of the second paragraph states that the Trust will invest in ETFs that invest primarily in fixed income securities. Please describe the specific types of fixed income securities in which the ETFs invest (e.g., non-agency mortgage-backed securities,
   CLOs, CDOs) and the corresponding risks of such fixed income securities. We may have additional comments after reviewing your response. Also, please disclose other investments held by the ETFs in which the Trust invests to the extent these investments constitute part of the principal investment strategy of the Trust.

5. The third paragraph on page A-3 states that the Sponsor defined "quality" equity securities as those associated with operating companies that it believes as of the time of selection have, among other things, "strong and stable balance sheets." Please describe what constitutes a strong and stable balance sheet.

Investment Summary -- Principal Risk Considerations (Pages A-4   A-6)

6. The third bulleted risk factor on page A-5 describes the risks of investing in securities of foreign issuers, including those in emerging markets. In the Principal Investment Strategy section, please disclose that the Trust will invest in foreign issuers, including those in emerging markets, or explain to us why adding this disclosure is not appropriate.

7. The fourth bulleted risk factor on page A-5 describes the risks of investing in below investment grade securities. In the Principal Investment Strategy section, please disclose that the ETFs held by the Trust invest in below investment grade (i.e., "junk") securities, or explain to us why adding this disclosure is not appropriate.

8. The fifth bulleted risk factor on page A-5 describes the risks of investing in convertible securities. Please disclose in the Principal Investment Strategy section that the ETFs in which the Trust invests may invest in convertible securities, or explain to us why adding this disclosure is not appropriate. Also, if the ETFs in which the Trust invests will invest in contingent convertible securities ("CoCos"), the Trust should consider what, if any, disclosure is appropriate. The type and location of the disclosure will depend on, among other things, the extent to which the ETFs held by the Trust invest in CoCos, and the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure.

9. The sixth bulleted risk factor on page A-5 describes the risks of investing in senior loans.
   Please disclose in the Principal Investment Strategy section that the ETFs in which the Trust invests may invest in senior loans, or explain to us why adding this disclosure is not appropriate.
 Scott R. Anderson, Esq.
April 9, 2019
Page 3

PROSPECTUS (PART B)

Risk Considerations (Pages B-1   B-10)

10. The second sentence of the first paragraph of this section states that this section describes
    "various risks" that can impact the value of the securities in the Trust. Please identify which of the various risks are principal risks and which are non-principal risks.

11. The disclosure on page B-6 sets forth a derivatives risk factor. Please identify derivatives in the Principal Investment Strategy section as an investment made by ETFs held by the Trust and briefly describe the risks of derivatives in the Principal Risk Considerations section, or explain to us why adding this disclosure is not appropriate.

INFORMATION SUPPLEMENT

12. Disclosure on pages 8 and 9 describes the risks of business development companies. If the
    Trust will invest in business development companies, please confirm to us that the expenses of these companies will be reflected in the Acquired Fund Fees and Expenses line of the
    Trust's fee table in the Prospectus.

13. Disclosure on pages 11 and 12 describes the risks of inverse and leveraged ETFs. If the
    Trust will invest principally in inverse and/or leveraged ETFs, please identify these types of
    ETFs in the Principal Investment Strategy section of the Prospectus and describe the corresponding risks in the Principal Risk Considerations section of the Prospectus, or explain to us why adding this disclosure is not appropriate.

GENERAL COMMENTS

14. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
    effective amendments.

16. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
    effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy
 Scott R. Anderson, Esq.
April 9, 2019
Page 4

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                            Sincerely,

                                                            /s/ Anu Dubey

                                                            Anu Dubey
                                                            Senior Counsel

CC:    Michael Spratt
       Michael Shaffer